Securities Act File No. 333-289932

As filed with the Securities and Exchange Commission on December 18, 2025

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

(Check appropriate box or boxes)

BARON ETF TRUST

(Exact Name of Registrant as Specified in Charter)

(212) 583-2000

(Registrant’s Telephone Number, including Area Code)

767 Fifth Avenue, 49th Floor, New York, NY 10153

(Address of Principal Executive: Number, Street, City, State, Zip Code)

Kristine Treglia, 767 Fifth Avenue, 49th Floor, New York, NY 10153

(Name and Address of Agent for Services)

Copy to:

Allison Fumai, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”).

EXPLANATORY NOTE

The purpose of this filing is to file (i) the final Agreement and Plan of Reorganization between Baron Select Funds, on behalf of its series Baron FinTech Fund, and Baron ETF Trust, on behalf of its series Baron Financials ETF, as Exhibit (4)(a) to Item 16 to this Registration Statement on Form N-14; (ii) the final Agreement and Plan of Reorganization between Baron Select Funds, on behalf of its series Baron Technology Fund, and Baron ETF Trust, on behalf of its series Baron Technology ETF, as Exhibit (4)(b) to Item 16 to this Registration Statement on Form N-14; (iii) the opinion of Dechert LLP supporting the tax matters and consequences to shareholders in connection with the reorganization of Baron FinTech Fund into Baron Financials ETF as Exhibit (12)(a) to Item 16 to this Registration Statement on Form N-14; and (iv) the opinion of Dechert LLP supporting the tax matters and consequences to shareholders in connection with the reorganization of Baron Technology Fund into Baron Technology ETF as Exhibit (12)(b) to Item 16 to this Registration Statement on Form N-14.

The  Information Statement/Prospectus and Statement of Additional Information  filed as Parts A and B, respectively, in the Registrant’s Registration Statement filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2025 (Accession No. 0001193125-25-192223) are incorporated by reference herein.

PART C

OTHER INFORMATION

ITEM 15.	INDEMNIFICATION.

Article VII, Section 7.5 of the Declaration of Trust of the Registrant, a Delaware statutory trust, provides for indemnification of the Trustees, officers and employees of the Registrant by the Registrant, subject to certain limitations. The Declaration of Trust is incorporated by reference to Exhibit (1)(b)

Section 9 of the Distribution Agreement between the Registrant and Baron Capital, Inc. (“BCI”) provides that the Registrant will indemnify BCI, its officers and directors, and any person who controls BCI within the meaning of Section 15 of the Securities Act of 1933 (the “Act”) against certain liabilities, subject to certain conditions. A copy of the Distribution Agreement is incorporated by reference as Exhibit (7). Insofar as indemnification for liabilities arising under the Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such trustee, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

ITEM 16.	EXHIBITS.

(1)(a)	Certificate of Trust.(1)

(b)	Amended and Restated Declaration of Trust.(3)

(2)	By-Laws.(1)

(3)	Not applicable.

(4)(a)	Agreement and Plan of Reorganization between Baron Select Funds, on behalf of Baron FinTech Fund, and Baron ETF Trust, on behalf of Baron Financials ETF.*

(4)(b)	Agreement and Plan of Reorganization between Baron Select Funds, on behalf of Baron Technology Fund, and Baron Technology Trust, on behalf of Baron Technology ETF.*

(5)	Not applicable.

(6)	Management Agreement with BAMCO, Inc.(2)

(7)	Distribution Agreement.(2)

(8)	Not Applicable.

(9)	Custody Agreement.(4)

(10)	Plan of Distribution and Servicing under Rule 12b-1.(2)

(11)	Opinion and Consent of Dechert LLP.(2)

(12)(a)	Opinion of Dechert LLP supporting the tax matters and consequences to shareholders of Baron FinTech Fund with respect solely to the transaction between Baron FinTech Fund and Baron Financials ETF pursuant to the Agreement and Plan of Reorganization.*

(b)	Opinion of Dechert LLP supporting the tax matters and consequences to shareholders of Baron Technology Fund with respect solely to the transaction between Baron Technology Fund and Baron Technology ETF pursuant to the Agreement and Plan of Reorganization.*

(13)(a)	Administration Agreement.(4)

(b)	Transfer Agency and Service Agreement.(4)

(c)	Form of Authorized Participant Agreement.(2)

(d)	Subscription Agreement.(3)

(14)	Consent of Independent Registered Public Accounting Firm.(2)

(15)	Not applicable.

(16)	Powers of Attorney of Trustees.(2)

*	Filed herewith.

(1)	Incorporated by reference from Registrant’s Registration Statement on Form N-1A (Accession No. 0000930413-25-000091) filed with the Securities and Exchange Commission on August 18, 2025.
(2)	Incorporated by reference from Registrant’s Registration Statement on Form N-14 (Accession No. 0001193125-25-192223) filed with the Securities and Exchange Commission on August 29, 2025.
(3)

Incorporated by reference from Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A (Accession No. 0001193125-25-231886) filed with the Securities and Exchange Commission on October 6, 2025.

(4)

Incorporated by reference from Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-1A (Accession No. 0001193125-25-288262) filed with the Securities and Exchange Commission on November 19, 2025.

ITEM 17.	UNDERTAKINGS.

(1)

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or part who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 18th day of December, 2025.

BARON ETF TRUST

By:	/s/ Ronald Baron*
Ronald Baron
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Ronald Baron* Ronald Baron	Chief Executive Officer and Trustee	December 18, 2025

/s/ Christopher Snively Christopher Snively	Vice President, Chief Financial Officer and Treasurer	December 18, 2025

/s/ David Baron* David Baron	Co-President and Trustee	December 18, 2025

/s/ Michael Baron* Michael Baron	Co-President and Trustee	December 18, 2025

/s/ Thomas J. Folliard* Thomas J. Folliard	Chairman and Trustee	December 18, 2025

/s/ Abraham (Avi) Nachmany* Abraham (Avi) Nachmany	Trustee	December 18, 2025

/s/ Anita James Rival* Anita James Rival	Trustee	December 18, 2025

/s/ David A. Silverman, MD* David A. Silverman, MD	Trustee	December 18, 2025

/s/ Marvelle Sullivan* Marvelle Sullivan	Trustee	December 18, 2025

/s/ Errol Taylor* Errol Taylor	Trustee	December 18, 2025

/s/ Alejandro (Alex) Yemenidjian* Alejandro (Alex) Yemenidjian	Trustee	December 18, 2025

*By:	/s/ Kristine Treglia
Kristine Treglia, Attorney-in-fact

EXHIBIT INDEX

(4)(a)	Agreement and Plan of Reorganization between Baron Select Funds, on behalf of Baron FinTech Fund, and Baron ETF Trust, on behalf of Baron Financials ETF.

(4)(b)	Agreement and Plan of Reorganization between Baron Select Funds, on behalf of Baron Technology Fund, and Baron Technology Trust, on behalf of Baron Technology ETF.

(12)(a)	Opinion of Dechert LLP supporting the tax matters and consequences to shareholders of Baron FinTech Fund with respect solely to the transaction between Baron FinTech Fund and Baron Financials ETF pursuant to the Agreement and Plan of Reorganization.

(12)(b)	Opinion of Dechert LLP supporting the tax matters and consequences to shareholders of Baron Technology Fund with respect solely to the transaction between Baron Technology Fund and Baron Technology ETF pursuant to the Agreement and Plan of Reorganization.